FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ×          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       ×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated March 17, 2011 regarding effects of the earthquake off the Pacific Coast of Tohoku, and its responses (2nd Report)
2.	Press release dated March 17, 2011 regarding revision of year-end dividend forecast

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date March 18, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Effects of the Earthquake off the Pacific Coast of

Tohoku, and its Responses (2nd Report)

Tokyo, Japan, March 17, 2011 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced the following information regarding the effects on the Hitachi Group of the Earthquake off the Pacific Coast of Tohoku, which struck Northeastern Japan on March 11, and regarding the responses of Hitachi, as of March 17.

•	Status of Production Bases

Damage to buildings and facilities has been confirmed at Hitachi’s main production bases in Ibaraki Prefecture, including: cracks in walls; fallen ceilings, roofs, and walls; broken glasses; and fallen cabinets inside of buildings. Electric power supply is gradually being restored, however, and inspections of production facilities are currently underway. At present, there are no clear forecasts for the recovery of utilities such as water and gas, but Hitachi will continue to make the safety of its employees the first priority, and will work toward resuming operations as quickly as possible, while closely monitoring the recovery of essential infrastructure.

At Hitachi Appliances, Inc.’s Tochigi Works (Tochigi-shi, Tochigi Prefecture), which produces room air conditioners and refrigerators, production of room air conditioners and others resumed today (March 17), with the exception of tentative interruption due to the planned suspension of electric power supply. Regular operations also resumed today at Hitachi’s main production bases in Kanagawa Prefecture, which produce information and telecommunications system related products, and full production of dry cell batteries has resumed at Hitachi Maxell Ltd.’s Osaka Works (Ibaraki-shi, Osaka).

[Main production bases where damages to buildings and production facilities have been confirmed]

–	Hitachi, Ltd. Power Systems Company, Hitachi Works (Hitachi-shi, Ibaraki Pref.)

–	Hitachi, Ltd. Urban Planning and Development Systems Company, Mito Works (Hitachinaka-shi, Ibaraki Pref.)

–	Hitachi, Ltd. Information & Control Systems Company, Omika Works (Hitachi-shi, Ibaraki Pref.)

–	Hitachi Appliances, Inc., Taga Office (Hitachi-shi, Ibaraki Pref.)

–	Hitachi Automotive Systems, Ltd., Sawa Works (Hitachinaka-shi, Ibaraki Pref.)

–	Hitachi Automotive Systems, Ltd., Fukushima Works (Date-gun, Fukushima Pref.)

–	Hitachi Displays, Ltd., Mobara Works (Mobara-shi, Chiba Pref.)

•	Status of Employees

Hitachi will continue confirming the status of Hitachi Group employees and their families who have been affected by the disaster.

•	Established Emergency Headquarters for Response to the Tohoku Earthquake

On March 11, the date on which the earthquake took place, a Hitachi Group Emergency Headquarters for Response to the Tohoku Earthquake, led by President Nakanishi, was established at the Hitachi, Ltd. Head Office in Chiyoda-Ku, Tokyo. This Emergency Headquarters will manage activities aimed at providing support to affected regions and customers; gathering information on losses and damages suffered by employees and their families, and by Hitachi’s various bases of operations; and investigating and implementing appropriate countermeasures.

•	Assistance at the Fukushima No. 1 nuclear power station of TEPCO

A 24-hour emergency response center has been established at the Hitachi, Ltd. Head Office to assist in repair and recovery operations at the Fukushima No. 1 nuclear power station. Engineers have been dispatched from Hitachi to work on joint teams formed in collaboration with Tokyo Electric Power Co. and the Japanese government. Hitachi is also assisting in the procurement of materials required for on-site operations, and is providing support for work efforts. Hitachi will continue to offer its full cooperation and rapid response to requests from related agencies.

About Hitachi, Ltd.

Hitachi, Ltd. (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces Revision of Year-End Dividend Forecast

Tokyo, March 17, 2011 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501, “Hitachi”) today announced that the Board of Directors decided to revise the year-end dividend forecast for the fiscal year ending March 31, 2011, as follows. The record date for this dividend is March 31, 2011.

1. Reasons for Revising Year-End Dividend Forecast

Hitachi is gathering information, investigating and implementing appropriate measures to counter the impact from the earthquake that struck off the Pacific coast of northeastern Japan on March 11. For this reason, Hitachi plans to decide and announce a revised year-end dividend forecast for the fiscal year ending March 31, 2011 after completing an ongoing investigation into the impact on Hitachi’s earnings results. The previous forecast announced on November 2, 2010 was 3 yen per share.

2. Details of Revision

Annual Dividend (Yen)
Record date	Interim dividend	Year-end dividend	Annual dividend
Previous forecast		3 yen per share	8 yen per share
Revised forecast		To be decided	To be decided
Actual	5 yen per share(1)
Dividend for fiscal year ended March 31, 2010	0 yen per share	0 yen per share	0 yen per share

(1)	The amount of the interim dividend consists of ordinary dividend of 3 yen per share and commemorative dividend of 2 yen per share.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins and shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials and shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #